May 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Appian Corporation
Registration Statement on Form S-1
File No. 333-217510

Acceleration Request
	Requested Date:	Wednesday, May 24, 2017
	Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between May 12, 2017 and May 22, 2017 at 5:00 p.m., Eastern Daylight Time, 4,614 copies of the Preliminary Prospectus of Appian Corporation, a Delaware corporation (the “Registrant”), dated May 12, 2017 were distributed as follows by the underwriters:

•	399 copies to prospective underwriters/dealers;

•	3,374 copies to institutional and other investors; and

•	841 copies to others, including the Registrant, the Registrant’s counsel, independent accountants and underwriters’ counsel.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on May 24, 2017, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours, MORGAN STANLEY & CO. LLC GOLDMAN SACHS & CO. LLC BARCLAYS CAPITAL INC.

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Matt Leavitt
Name:	Matt Leavitt
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

cc:

Matthew Calkins, Chief Executive Officer and Chairman of the Board

Mark Lynch, Chief Financial Officer

Christopher Winters, Esq., General Counsel

Appian Corporation

Mark R. Fitzgerald, Esq.

Michael C. Labriola, Esq.

Mark G.C. Bass, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Nicole Brookshire, Esq.

Eric Jensen, Esq.

Brian F. Leaf, Esq.

Richard Segal, Esq.

Cooley LLP

[Signature Page to Underwriter Acceleration Request]